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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
              -----------------------------------------------------

                                   SCHEDULE TO
                  Tender Offer Statement under Section 14(d)(1)
                     of the Securities Exchange Act of 1934

                                (Amendment No. 6)

                            NTS-Properties Plus Ltd.
                       (Name of Subject Company (issuer))

                   ORIG, LLC (Offeror and Affiliate of Issuer)
                  J.D. Nichols (Bidder and Affiliate of Issuer)
                 Brian F. Lavin (Bidder and Affiliate of Issuer)
(Names of Filing Persons(identifying status as offeror, issuer or other person))

                          LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                    629421108
                      (CUSIP Number of Class of Securities)

                          J.D. Nichols, Managing Member
                                  of ORIG, LLC
                             10172 Linn Station Road
                           Louisville, Kentucky 40223
                                 (502) 426-4800
       (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                    Copy to:

                             Mark R. Borrelli, Esq.
                             Shefsky & Froelich Ltd.
                      444 North Michigan Avenue, Suite 2500
                             Chicago, Illinois 60611
                                 (312) 836-4014


[ ] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
    Check the appropriate boxes below to designate any transactions to which the statement relates:
    [X]  third-party tender offer subject to rule 14d-1.
    [ ]  issuer tender offer subject to rule 13e-4.
    [X]  going private transaction subject to Rule 13e-3.
    [ ]  amendment to Schedule 13D under rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: |X|

Calculation of Filing Fee: Previously Paid


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     This Amendment No. 6 supplements  and amends the Tender Offer  Statement on
Schedule TO (the "Original Statement") filed with the Securities and Exchange Commission on November 30, 2000 by ORIG, LLC, a Kentucky limited liability company (the "Offeror"), J.D. Nichols and Brian F. Lavin. The Offeror, Mr. Nichols and Mr. Lavin are all affiliates of the subject company, NTS-Properties Plus Ltd. (the "Partnership"). The Original Statement was subsequently amended by filing Amendment No. 1 on February 14, 2001, Amendment No. 2 on March 6, 2001, Amendment No. 3 on March 13, 2001, Amendment No. 4 on March 23, 2001 and Amendment No. 5 on April 10, 2001. Hereafter, all references to the Original
Statement shall refer to the Original Statement, as amended. The Original Statement and this Amendment No. 6 relate to an offer by ORIG to purchase up to 611,266 limited partnership interests in the Partnership at $1.30 per Interest which expired at 12:00 midnight, Eastern Standard Time, on April 30, 2001. Capitalized terms not defined herein shall have the same meaning as in the Original Statement. A copy of the Offer to Purchase dated November 30, 2000 and the related Letter of Transmittal (which together constitute the "Offer") were included as exhibits to the Original Statement.

     This Amendment constitutes the sixth and final amendment to the Original Statement in accordance with Rule 13e-4(c)(3) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and General Instruction H to Schedule TO. This amendment is intended to satisfy the reporting requirements of Section 13(d) of the Exchange Act with respect to all securities acquired by the ORIG, LLC pursuant to the Offer. The Offeror purchased 211,214.25 Interests without proration. By Press Release dated April 30, 2001 the Partnership announced: (i) that the Offer had terminated as of April 30, 2001; and (ii) the final results of the Offer. The Press Release is attached hereto as Exhibit (a)(8).


                                        2


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          1) Names of Reporting  Persons,  I.R.S.  Identification  Nos. of Above
Persons (entities only): ORIG, LLC ("ORIG")

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          2) Check the Appropriate Box if a Member of a Group (See Instructions)
             a.         |X|
             b.         |_|

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          3) SEC Use Only

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          4) Sources of Funds (See Instructions): BK

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          5) Check if Disclosure of Legal  Proceedings is Required  Pursuant  to
Items 2(e) or 2(f):                                                          |_|

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          6) Citizenship or Place of  Organization:  ORIG, LLC  is  a   Kentucky
limited liability company.

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          Number of Shares Beneficially Owned by Each Reporting Person with:

          7)       Sole Voting Power:         228,080.25
          8)       Shared Voting Power:       243,598.25
          9)       Sole Dispositive Power:    228,080.25
          10)      Shared Dispositive Power:  243,598.25

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          11) Aggregate  Amount  Beneficially  Owned by Each Reporting   Person:
ORIG beneficially   owns   243,598.25  of  the  limited   partnership  interests
in NTS-Properties Plus Ltd. (the "Partnership"). (1)

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          12) Check if the Aggregate  Amount in Row 11 Excludes  Certain  Shares
(See Instructions):                                                          |_|

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          13)  Percent of  Class  Represented   by  Amount  in  Row  11: 37.85%

--------------------------------------------------------------------------------

          14)  Type of Reporting Person (See Instruction): 00

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     (1) ORIG  disclaims  beneficial  ownership  of  15,518  of these  Interests consisting of: (i) 15,513 Interests owned by Ocean Ridge Investments, Ltd., a Florida limited partnership ("Ocean Ridge"); and (ii) 5 Interests owned by the General Partner.


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     1) Names of Reporting Persons, I.R.S.  Identification Nos. of Above Persons
(entities only): J.D. Nichols

--------------------------------------------------------------------------------

     2) Check the Appropriate Box if a Member of a Group (See Instructions)
        a.      |X|
        b.      |_|

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     3) SEC Use Only

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     4) Sources of Funds (See Instructions): BK

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     5) Check if Disclosure of Legal  Proceedings is Required  Pursuant to Items
2(e) or 2(f):                                                                |_|

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     6) Citizenship or Place of Organization:  J. D. Nichols is a citizen of the
U.S.A.

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      Number of Shares Beneficially Owned by Each Reporting Person with:

      7)       Sole Voting Power:         228,080.25
      8)       Shared Voting Power:        15,518.00
      9)       Sole Dispositive Power:    228,080.25
      10)      Shared Dispositive Power:   15,518.00

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     11) Aggregate Amount  Beneficially  Owned by Each Reporting  Person:  J. D.
Nichols beneficially owns 243,598.25 of the limited partnership interests in the Partnership.(1)

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     12) Check if the Aggregate  Amount in Row 11 Excludes  Certain  Shares (See
Instructions):                                                               |_|

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     13) Percent of Class Represented by Amount in Row 11: 37.85%

--------------------------------------------------------------------------------

     14) Type of Reporting Person (See Instruction): IN

--------------------------------------------------------------------------------


     (1) Mr. Nichols disclaims beneficial ownership of 38,326.03 of these Interests, consisting of: (i) 15,513 Interests owned by Ocean Ridge; (ii) 5 Interests owned by the General Partner; and (iii) 22,808.03, or 10%, of the Interests owned by ORIG.


                                        4


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     1) Names of Reporting Persons, I.R.S.  Identification Nos. of Above Persons
(entities only): Brian F.Lavin

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     2) Check the Appropriate Box if a Member of a Group (See Instructions)
        a.       |X|
        b.       |_|

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      3) SEC Use Only

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      4) Sources of Funds (See Instructions): BK

--------------------------------------------------------------------------------

     5) Check if Disclosure of Legal  Proceedings is Required  Pursuant to Items
2(e) or 2(f):                                                                |_|

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     6) Citizenship or Place of Organization: Brian F. Lavin is a citizen of the
U.S.A.

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        Number of Shares Beneficially Owned by Each Reporting Person with:

        7)       Sole Voting Power:         0
        8)       Shared Voting Power:       243,598.25
        9)       Sole Dispositive Power:    0
        10)      Shared Dispositive Power:  243,598.25

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     11) Aggregate Amount Beneficially Owned by Each Reporting Person: Mr. Lavin
beneficially owns 243,598.25 of the limited partnership interests in the Partnership. (1)

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     12) Check if the Aggregate  Amount in Row 11 Excludes  Certain  Shares (See
Instructions):                                                               |_|

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     13)   Percent   of  Class   Represented   by  Amount  in  Row  11:   37.85%

--------------------------------------------------------------------------------

     14)      Type of Reporting Person (See Instruction):  IN

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     (1) Mr.  Lavin  disclaims  beneficial  ownership  of  220,790.23  of  these
Interests, consisting of: (i) 15,513 Interests owned by Ocean Ridge; (ii) 5 Interests owned by the General Partner; and (iii) 205,272.23, or 90%, of the Interests owned by ORIG.


                                        5


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Item 8.  Interest in Securities of the Subject Company.

     Reference is hereby made to cover pages 3-5 hereto, which are incorporated herein by reference.

     Except for the purchase of 211,214.25 Interests for $1.30 per Interest by the Offeror as of April 30, 2001 pursuant to the Offer, there have not been any transactions involving Interests that were effected during the past sixty (60) business days by the Offeror, the Partnership, the General Partner, Ocean Ridge, Mr. Nichols or Mr. Lavin, or any other associate or subsidiary of any such person.

Item 12.  Material to be Filed as Exhibits.

     The response to Item 12 of the Schedule TO is hereby supplemented and amended as follows:


     (c)(10) Press Release by ORIG dated April 30, 2001 announcing that the Offer had Terminated as of April 30, 2001.


                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    May 8, 2001      ORIG, LLC, a Kentucky limited liability
                          company.

                          By:/s/ J. D. Nichols
                             ---------------------------------------------------
                          J.D. Nichols, Managing Member


                          /s/ J. D. Nichols
                          ------------------------------------------------------
                          J. D. Nichols, individually


                          /s/ Brian F. Lavin
                          ------------------------------------------------------
                          Brian F. Lavin, individually




                                        6


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                                    EXHIBITS



Exhibit
Number                    Description
------                    -----------

(c)(10) Press Release by ORIG dated April 30, 2001 announcing that the Offer had Terminated as of April 30, 2001.


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                                                                 EXHIBIT (c)(10)




                   Press Release by ORIG dated April 30, 2001




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     Louisville,  Kentucky - April 30, 2001,  NTS-Properties Plus Ltd. announced today that the Tender Offer for all of the Partnership's 611,266 outstanding Limited Partnership Interests in NTS-Properties Plus Ltd., which commenced on November 30, 2000, as amended on February 14, 2001, March 6, 2001, March 13, 2001, March 23, 2001 and April 10, 2001, expired on April 30, 2001.

     The final results of the Tender Offer are as follows: As of April 30, 2001, a total of 211,214.25 Interests were tendered pursuant to the Tender Offer. The Offeror ("ORIG, LLC") exercised their right under the terms of the Tender Offer to purchase all of the Partnership's Interests, and all 211,214.25 Interests tendered were accepted by the Offeror without proration. ORIG, LLC repurchased 211,214.25 Interests at a price of $1.30 per Interest.




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